Obalon Therapeutics, Inc.
5421 Avenida Encinas, Suite F
Carlsbad, CA 92008
September 12, 2018
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Heather Percival

Re:	Obalon Therapeutics, Inc.
Registration Statement on Form S-3
Filed August 31, 2018
File No. 333-227160
Dear Ms. Percival:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Obalon Therapeutics, Inc., a Delaware corporation (the “Registrant”), hereby request acceleration of the effective date of the Registration Statement referred to above so that it may become effective at 5:00 p.m. Eastern Standard Time on September 14, 2018, or as soon as practicable thereafter.
We acknowledge the following:

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should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in this matter.

Very truly yours,
OBALON THERAPEUTICS, INC., a Delaware corporation

By:     /s/ William Plovanic
Name:    William Plovanic
Title:    Chief Financial Officer
cc:    B. Shayne Kennedy, Latham & Watkins LLP